OF THE NORTH BEVERAGE INTERNATIONAL INC.
BALANCE SHEET AS OF INCEPTION
MAY 31, 2017

Table of Contents

Independent Accountants' Review Report   1

Balance Sheet   2

Notes to Balance Sheet   3-5

Frey & Company
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Of The North Beverage International Inc.

We have reviewed the accompanying balance sheet at inception of Of The North Beverage International Inc. (the Company), which comprise the balance sheet as of May 31, 2017 (inception) and the related notes to the balance sheet. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the balance sheet that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Frey & Co. CPAs, LLC

Frey & Company CPAs, LLC
121 N Best Avenue Suite 2
Walnutport PA, 18088
April 30, 2018

121 N. Best Ave., Suite 2 • Walnutport, PA 18088 • Voice 610.760.8920 • Fax 610.760.2391
Email gfrey@freycpas.com • www.freycpas.com

OF THE NORTH BEVERAGE INTERNATIONAL INC.
BALANCE SHEET AT INCEPTION
MAY 31, 2017

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ -
Trade Accounts Receivable	-
Inventory	-
Total Current Assets	-
PROPERTY AND EQUIPMENT, At cost,	-
Less Accumulated Depreciation	-
Property and Equipment, Net	-
TOTAL ASSETS	$ -

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	-
Accrued Wages	-
Current Portion of Long Term Debt	-
Total Current Liabilities	-
LONG-TERM LIABILITIES	
Long Term Debt - Net of Current Portion	10,000
TOTAL LIABILITIES	10,000
COMMITMENTS	
STOCKHOLDER'S EQUITY	
Common Stock, par value of $0.001, 1,000,000 shares authorized	-
Retained Earnings	(10,000)
Total Stockholder's Equity	(10,000)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ -

See Independent Accountants' Review Report and Notes to Balance Sheet

NOTE A: NATURE OF OPERATIONS

Of The North Beverage International Inc. (the "Company"), is a corporation organized May 31, 2017 under the laws of Delaware. The Company markets and distributes alcoholic malt beverages.

As of May 31, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of it planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash equivalents in bank deposit accounts, at time, may exceed federally insured limits

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a corporation and accordingly is taxed at the corporate level. Accordingly, under the Internal Revenue Code, all taxable income or loss will be taxed to the entity and all taxes owed will be paid through the Company.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely- than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes the tax positions would be sustained on audit and does not anticipate any adjustments that would result in material change to its financial position.

The company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE C: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has generated any revenues since inception. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE D: STOCKHOLDER'S EQUITY

The Company has authorized 1,000,000 shares at a par value of .001. As of May 31, 2017 (inception), no shares were issued and outstanding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no shareholder of the Company is obligated personally for any such debt, obligation, or liability.

NOTE E: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE F: SUBSEQUENT EVENTS

After the balance sheet date the Company entered into three promissory notes totaling $ 524,000. The notes are to be paid back commencing on a quarterly basis on September 30, 2018. The principal payments only will be paid back based on 4.7% of gross sales of the Company.